VIA ELECTRONIC FILING
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Myers Industries, Inc.
Ladies and Gentlemen:
     Please note that due to a communication error between counsel for Myers Industries, Inc., an Ohio corporation (“Myers”) and the proxy filing service used by Myers, the preliminary proxy materials for its annual meeting of shareholders to be held in 2010 that was filed with the Securities and Exchange Commission on March 9, 2010 was incorrectly labeled as PRE14A, instead of PREC14A. Myers is re-filing its preliminary proxy materials under the label PREC14A to correctly reflect that it is in connection with a contested proxy contest.
     In addition to correcting the filing code, Myers has updated the second last paragraph of the section titled “Shareholder Nominations of Director Candidates” to reflect the filing of preliminary proxy materials by Gamco Asset Management Inc., Mario J. Gabelli, Edward F. Crawford, Avrum Gray and Robert S. Prather, Jr, which occurred contemporaneous with Myers filing its preliminary proxy materials on March 9, 2010. No other changes were made to the previously filed materials.
     Myers respectfully requests that, notwithstanding the filing code error, the Commission maintain March 9, 2010 as the filing date of Myers’ preliminary proxy materials for purposes of the 10 day review period.
     If you have any questions or comments, please do not hesitate to contact the undersigned at (330) 253-5592 or our outside counsel, Megan L. Mehalko, Esq. of Benesch Friedlander Coplan & Aronoff LLP, at (216) 363-4487.
Very truly yours,
/s/ Donald A. Merril
Donald A. Merril
Vice President, Chief Financial Officer
and Corporate Secretary

cc:	Megan L. Mehalko Benesch Friedlander Coplan & Aronoff LLP 200 Public Square, Suite 2200 Cleveland, Ohio 44114

1293 South Main Street • Akron, Ohio 44301 • (330) 253-5592 • Fax: (330) 761-6156 • www.myersind.com	NYSE / MYE